

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 27, 2009

Mr. Stéphane-Paul Frydman, Chief Financial Officer
Compagnie Générale de Géophysique-Veritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris FRANCE

Re: Compagnie Générale de Géophysique-Veritas
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 22, 2009
File No. 1-14622

Dear Mr. Frydman:

We have reviewed your filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

After sales, page F-9

After sales volume agreements, page F-9

1. For both your after sales and after sales volume agreements, please tell us the following:

   - the specific accounting literature upon which you rely when recognizing revenue upon the client executing a valid license agreement and being granted access to the data instead of recognizing revenue straight-line over the term of the license agreement or otherwise deferring a portion of the revenue,

- o if you rely upon paragraph 25 of IAS 18, explain why you consider the grant of access to be a much more significant act under the terms of your agreements than any other acts; in this regard, tell us what obligations you have to the client after access to the data is granted,
- o the length of the license agreements,
- o the terms of the warranty agreements,
- o how the economic benefits of the agreements are transferred to the client at the time the client is granted access, and
- o why you do not consider these agreements to be royalty arrangements.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief